SEC
Mail Processing
Section

MAR 0 1 2017

Washington DC
413

17009225

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 38377

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TFS Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TFS SECURITIES, INC 437 NEWMAN SPRINGS ROAD
(No. and Street)

LINCROFT	NEW JERSEY	07738
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS P. HYLAND (732) 758-9300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLLAND & COMPANY
(Name – *if individual, state last, first, middle name*)

411 POMPTON AVENUE	CEDAR GROVE	NJ	07009
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, THOMAS P. HYLAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TFS SECURITIES, INC., as of DECEMBER 31, 20 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA AVILIO-MEYER
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES JUNE 9, 2021

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TFS SECURITIES, INC.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS

HOLLAND & COMPANY
Certified Public Accountants
411 POMPTON AVENUE
CEDAR GROVE, NEW JERSEY 07009

RICHARD K. HOLLAND, CPA/PFS
WILLIAM S. LOCKWARD, CPA
DANIEL R. HOLLAND, CPA

(973) 857-0666
FAX (973) 857-7135

Report of Independent Registered Public Accounting Firm

Board of Directors
TFS Securities, Inc.
437 Newman Springs Road
Lincroft, New Jersey 07738

We have audited the accompanying statement of financial condition of TFS Securities, Inc. as of December 31, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of TFS Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TFS Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information, including the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information relating to Possession of Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission have been subject to audit procedures performed in conjunction with the audit of TFS Securities, Inc.'s financial statements. The supplemental information is the responsibility of TFS Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holland & Company

Cedar Grove, New Jersey
February 27, 2017

TFS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and Cash Equivalents	$	609,492
Deposit: NASD/CRD Acct		1,084
Deposit: Clearing Broker-Dealer		50,000
Commission/Concessions Receivables		1,572,297
Receivables from Representatives, (net of allowance for doubtful accounts of $5,646.		31,134
Total Assets	$	2,264,007

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts Payable	$	46,526
Employee Benefits & Payroll Taxes Payable		5,015
Commissions Payable		1,490,564
Accrued Expenses		64,085
Other Liabilities		8,503
Total Liabilities		1,614,693
Stockholders' Equity		
Common Stock - No par value		
1,000 share authorized		
804 shares issued and outstanding		80,400
Additional Paid in Capital		170,000
Retained Earnings		398,914
Total Stockholders' Equity		649,314
Total Liabilities and Stockholders' Equity	$	2,264,007

*The accompanying notes are an integral part of these financial statements.

TFS SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues		
Fees for Account Supervision, Investment Advisory and Administrative Services	$ 18,400,103	
Revenues from Sale of Investment Co. Shares	6,781,124	
Commissions from Securities	1,344,157	
Representative Licensing & Expense Fees	892,988	
Marketing Support Revenues	525,425	
Interest and Investment Income	87,120	
Total Revenues		$ 28,030,917
Direct Costs		
Commissions & Advisory Fees Paid	23,005,179	
Clearance and Execution Fees	185,988	
Marketing Reimbursements to Representatives	123,325	
Total Direct Costs		23,314,492
Gross Profit		4,716,425
Operating Expenses		
Officers' Compensation	519,000	
Other Payroll & Employee Benefits	625,452	
Computer & Software Expenses	349,279	
Regulatory Fees and Assessments	521,253	
Rent	70,000	
Professional Fees	24,424	
Consulting Fees	115,680	
Fidelity and Surety Bonds	73,180	
Other Operating Expenses	409,008	
Bad Debt Expense	5,646	
Management Fee	1,952,399	
Total Operating Expenses		4,665,321
Net Income		$ 51,104

*The accompanying notes are an integral part of these financial statements.

TFS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders Equity
	Shares	Amount	Amount	Amount	Amount
Balance at January 1, 2016	804	$ 80,400	$ 170,000	$ 347,810	$ 598,210
Net Income				51,104	51,104
Balance at December 31, 2016	804	$ 80,400	$ 170,000	$ 398,914	$ 649,314

*The accompanying notes are an integral part of these financial statements.

TFS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows from Operating Activities		
Net Income (Loss)		$ 51,104
Adjustments to reconcile Net Income to Net Cash provided by Operating Activities:		
(Increase) decrease in operating assets:		
Deposits - NASD/CRD Acct	$ (190)	
Commissions/Concessions Receivable	(1,161,584)	
Receivables from Representatives	(23,404)	
Increase (decrease) in operating liabilities:		
Accounts Payable	19,926	
Payroll Taxes Payable	1,772	
Commissions Payable	1,114,350	
Payable to Customers	4,787	
Accrued Expenses	49,003	
Unsecured Client Account Debits	877	
Total Adjustments		5,537
Net cash Provided by operating activities		56,641
Cash Flows from Investing Activities		0
Cash Flows from Financing Activities		0
Net Increase (Decrease) in Cash		56,641
Cash at beginning of the year		552,851
Cash at end of the year		$ 609,492

Supplemental Disclosures:	
Interest Paid	$ 0
Income Taxes Paid	$ 0
Noncash financing activity	$ 0

*The accompanying notes are an integral part of these financial statements.

TFS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 1-*Organization and Nature of Business*

TFS Securities, Inc. (the Company) was incorporated under the laws of the State of New Jersey on June 29, 1987. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a closely held corporation, operates with several hundred representatives mostly located throughout the State of New Jersey, New York and Pennsylvania. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory. The Company is a Non-carrying broker-dealer; the Company does not clear customer transactions, carry customer accounts, or hold custody of customer cash or securities. Customers are located in states in which the Company is registered. The broker-dealer's primary source of revenue is providing brokerage services to customers, who are predominately small and middle-market businesses and middle and high-income individuals.

Note 2-*Significant Accounting Policies*

Basis of Accounting
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America, which require the use of the accrual method of accounting. Under this method, revenues are recognized when earned and expenses are recognized when incurred.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents are defined as highly liquid investments, consists of cash and money market fund investments with an original maturity of three months or less when acquired.

Concentration of Credit Risk
The Company maintains its cash balances at financial institutions, which may at times exceed amounts insured by the Federal Deposit Insurance Corporation (FDIC). At December 31, 2016, the Company had cash deposits totaling $359,491 in excess of amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in their cash accounts and believes it is not subject to any significant credit risk on cash.

Deposit – Clearing Broker-Dealer
The Company maintains a deposit account amounting to $50,000 with its clearing broker-dealer (Pershing LLC) (agent) pursuant to a Clearing Agent Agreement. The Deposit: Clearing Broker-Dealer account has been included as an allowable asset in the calculation of the Company's net capital.

Note 2-*Significant Accounting Policies-continued*

Commissions/Concessions Receivable

The Company has commission/concession receivables related to commissions earned from the sale of investment and insurance products with Broker Dealers and clearing organizations, including mutual funds, insurance companies and others. The receivables primarily composed of amounts due to the Company for asset-based fees and fees for the commissions earned on sales of investment vehicles, not from transactions directly with their clients. TFS may reserve for uncollectible accounts based on the aging analysis and estimated collectability of those receivables. No reserve was recorded at December 31, 2016 based on the collection of all receivables within 60 days.

Receivables from Representatives

The Company has receivables from Representative related to either fees due to the Company for fees paid by the Company for the representatives or Commissions paid to the Representatives that were incorrect and the Representatives have agreed to pay back to the Company. Uncollectible receivables from representatives are charged to operations during the period they are determined to be uncollectible. The Company wrote-off $ 5,646 during 2016. It is management's policy to review the outstanding receivables from representatives and write-off any uncollectible accounts as they arise, which is not materially different from an allowance method. The Receivables from Representatives account has been included as a non- allowable asset in the calculation of the Company's net capital.

Property and equipment

Property and equipment are stated at cost. Maintenance and repairs are expensed as incurred and additions and expenditures that increase asset values and extend useful lives are capitalized. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

The Company evaluates long-lived assets held and used by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected undiscounted future cash flows from the use and disposition of the asset is less than its carrying amount. Generally, the amount of impairment loss is measured as the difference between the carrying amount of the asset and the estimated fair value of the asset. The Company did not record an impairment loss during the year ended December 31, 2016.

Commissions Payable

The Company has commissions payables related to commissions earned from the sale of investment and insurance products with Broker Dealers and clearing organizations, including mutual funds, insurance companies and others to the investment representatives that are under contract with the Company.

Transactions

The Company buys and sells securities for customers by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully disclosed basis.

In the normal course of its securities brokerage business, the Company's customer activities involve the execution, settlement, and financing by the clearing broker-dealer of various customer securities transactions. These activities may expose the Company to off-balance

Note 2-*Significant Accounting Policies-continued*

Transactions-continued
sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's policy is ordinarily not to execute security transactions unless the customer is able to fulfill its contracted obligations.

Revenues from Sale of Investment Company shares
Revenues from the sale of Investment Company shares recorded on a trade-date basis.

Fees for Account Supervision, Investment Advisory and Administrative Services
The Company earns investment management and advisory fees under investment advisory services agreements that provide for fees based on a percentage of the assets under management. Fees under advisory services agreements are principally received quarterly in advance and are recognized as revenue on a prorated basis over the term of the contract.

Trail commissions related to previous sales of insurance contracts are recognized in the period to which they relate. Other fees are recognized when services are provided.

The Company receives service and distribution fees "12b-l" from various mutual funds in which the Company's clients have invested. The Company recognizes income monthly as the fees are earned and paid out on average balances.

Commissions from Securities
Commissions from Securities recorded on a trade-date basis. Customer Securities transactions are executed and cleared by an independent clearing broker on a fully disclosed basis.

Investment Banking
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Advertising Costs
Advertising and direct marketing costs are expensed as incurred and totaled $4,800 for the year ended December 31, 2016.

Income Taxes
The Company has elected by consent of its shareholders to be taxed under the provisions of subchapter S of the Internal Revenue Code. Accordingly, no provisions or liability for Federal income taxes is reflected in the accompanying statements. Instead, the shareholders are liable for individual Federal income taxes on their respective share of the Company's taxable income.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

Note 2-*Significant Accounting Policies-continued*

Income Taxes-continued
The Company files income tax returns in the U.S. federal jurisdiction and the States of New Jersey, New York and North Carolina. The Company's federal income tax returns for tax years 2013 and beyond remain subject to examination by the Internal Revenue Service. The Company's New Jersey tax years 2012 and beyond remain subject to examination by the NJ Division of Taxation. The Company's New York and North Carolina tax years 2013 and beyond remain subject to examination by their tax authorities.

The Company did not have unrecognized tax benefits as of December 31, 2016 and does not expect this to change significantly over the next twelve months as a result of its S-election status.

Statement of Cash Flows:
For the purpose of the statement of cash flows, the company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3-*Related party transactions and commitment*

The Company maintains an expense-sharing agreement with a corporation that is owned by its shareholders under which the Company is required to reimburse the related party for its allocable share of expenses. For the year ended December 31, 2016, the related corporation allocated $360,000 of expenses to the Company. Amounts allocated by related corporation and charged to the Company have been classified in the accompanying statement of income based on their natural classification, including rent.

As a result of the expense-sharing agreement with the related party, a payable to the related party is booked on the first of each month, and paid to the related party in the same month. As of December 31, 2016 there was $0 due to the related party for the expense-sharing agreement.

The Company also pays the same corporation through common ownership a management fee. The management fee totaled $1,952,399 for the year ended December 31, 2016. At December 31, 2016 the related party was due $ 24,944 for fees, which were included in the accounts payable on the accompanying statement of financial condition. The related party was also due $50,000 in management fees, which were included in the accrued expenses on the accompanying statement of financial condition.

Note 4-*Pension Plan*

The Company has established a SIMPLE IRA retirement plan for its employees. An employee is eligible to participate in any calendar year if he or she received at least $5,000 of compensation during each of the two preceding calendar years. The Plan must permit each eligible employee to elect to have the employer make payments to the SIMPLE IRA account. An employee may terminate participation in the SIMPLE IRA plan at any time during the calendar year.

The Company must match the elective contribution of the employee in an amount not exceeding 3% of the employee's compensation. The Company's matching 3% expense for 2016 was $11,985.

Note 5-*Commitments and Contingent Liabilities*

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. Management evaluates each contingent matter separately. Management establishes reserves for these contingencies at its "best estimate", or, if no one number within the range of possible reserve at the low end of the range of losses. At December 31, 2016 the Company is a not a defendant in any lawsuits incidental to its securities business. Management of the Company, after consultation with legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 6-*Financial Instruments*

Fair Value of Financial Instruments
The financial instruments of the Company are reported in the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Financial Instruments with Off-Balance-Sheet Risk
In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains deposits at banks in excess of federally insured limits. The Company has a policy of monitoring, as considered necessary, the creditworthiness of the banks.

Note 7-*Guarantees*

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts
The Company has not entered into any derivative contracts that meet the accounting definition of a guarantee under FASB ASC 460.

Note 9-*Net Capital Requirements*

The Company is subjected to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1.

At December 31, 2016, the Company had net capital of $491,057, which was $383,411 in excess of its required net capital of $107,646. The Company's net capital ratio was 3.29 to 1 at December 31, 2016.

Note 10-*Regulatory Matters*

The Company operates in a highly regulated industry. Applicable laws and regulations, among other matters, restrict permissible activities and investments and require compliance with various financial and customer-related protections. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of the regulated entity where the agencies determine, among other matters, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

Note 11-*Subsequent Events*

The Company has evaluated subsequent events occurring after the balance sheet date through the date the financial statements are issued. Based on this evaluation, the Company has determined that no subsequent events have occurred, which require recognition or disclosure in the financial statements.

TFS SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO 15C3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2016

Net Capital		
Total Stockholders' Equity qualified for Net Capital		$ 649,314
Deductions and/or charges		
Non-Allowable Assets		
Deposit: NASD/CRD Acct	$ 1,084	
Commission/Concessions Receivables	126,039	
Receivables from Representatives	31,134	
Total Deductions and/or charges		158,257
Net Capital Before Haircuts on Securities Positions (tentative net capital)		491,057
Haircuts on Securities		0
Net Capital		$ 491,057
Aggregate Indebtedness		
Items included in statement of financial condition		
Accounts Payable	$ 46,527	
Payroll Taxes Payable	6,810	
Commissions Payable	1,490,564	
Accrued Expenses	64,085	
Payable to Customers	4,787	
Unsecured Client Account Debits	1,920	
Total Aggregated Indebtedness		$ 1,614,693
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required (greater of $50,000 or 6-2/3% of aggregate indebtedness)		$ 107,646
Excess Net Capital		$ 383,411
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum Net Capital		$ 329,588
Ratio: Aggregate Indebtedness to Net Capital		3.29 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17 A-5 (FOCUS Report) as of December 31, 2016.

TFS SECURITIES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2016

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule and therefore is not required to maintain a Special Reserve Bank Account for the Exclusive Benefit of Customers.

TFS SECURITIES, INC.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2016

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule and therefore is not required to maintain a Special Reserve Bank Account for the Exclusive Benefit of Customers.

HOLLAND & COMPANY
Certified Public Accountants
411 POMPTON AVENUE
CEDAR GROVE, NEW JERSEY 07009

RICHARD K. HOLLAND, CPA/PFS
WILLIAM S. LOCKWARD, CPA
DANIEL R. HOLLAND, CPA

(973) 857-0666
FAX (973) 857-7135

Report of Independent Registered Public Accounting Firm

Board of Directors
TFS Securities, Inc.
437 Newman Springs Road
Lincroft, New Jersey 07738

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) TFS Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which TFS Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) TFS Securities, Inc. stated that TFS Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. TFS Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TFS Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holland & Company

Cedar Grove, New Jersey
February 27, 2017

Tomorrow's Financial Services, Inc.

TFS Securities, Inc.

February 13, 2017

TFS Securities, Inc. Exemption Report

TFS Securities, Inc. (the "Company") is a registered broker-dealer subject to Securities and Exchange Commission Rule 15c3-3. To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from SEC Rule 15c3-3 under the following provisions of section K(2)(ii) of the rule:

- The Company clears all trades on a fully disclosed basis with a clearing broker/dealer, Pershing, LLC.
- The Company transmits all customer funds and securities to the clearing broker/dealer.

The Company met the identified exemption provisions throughout the most recent fiscal year ending on 12/31/2016 without exception.

Thomas P. Hyland
President

437 Newman Springs Road | Lincroft, NJ 07738
Tel: 1-800-833-1862 | Fax: 732-758-9418 | Web: www.tfsweb.com